EXHIBIT 12.1

STATEMENT OF COMPUTATION OF RATIO OF EARNINGS
TO FIXED CHARGES
(In thousands)

	2002	2003	2004	2005	2006

Earnings:
Income before income taxes	$87,700	$103,340	$115,609	132,588	125,752
Plus: fixed charges per below	33,284	33,513	23,999	26,547	32,399
Less: capitalized interest per below	218	29	167	432	654
Plus: current period amortization of interest
capitalized in prior periods	9	9	13	21	30

Total earnings	$120,775	$136,833	$139,454	$158,724	$157,527

Fixed charges
Interest expense	$31,372	$31,666	$21,724	$23,489	$28,970
Capitalized interest	218	29	167	432	654
Interest portion of rent expense	1,694	1,818	2,108	2,626	2,775

Total fixed charges	$33,284	$33,513	$23,999	$26,547	$32,399

Ratio of earnings to fixed charges	3.6	4.1	5.8	6.0	4.9